  Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Issues Statement Surrounding Recent Government Actions

Shijiazhuang, Hebei Province, China – December 13, 2019 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of internet-based financing and ecommerce services for small and medium-sized businesses (“SMBs”) and individuals in China, today provided a statement regarding recent events.

On December 13, 2019, the Shijiazhuang Municipal Public Security Bureau announced an investigation of Qingyidai, the Company’s peer-to-peer (P2P) lending platform, for alleged illegal acceptance of public funds. Several employees of the Company were detained, including Chairman and CEO Mr. Yonghui Li. The Company’s offices in Shijiazhuang and Beijing were raided by government personnel and the Company’s servers were taken offline.

Fincera believes the Bureau’s allegations are without merit. In fact, the Company strives to be a role model for compliance in the P2P industry. It has not only welcomed and openly supported the central government’s efforts to regulate the P2P industry but has also been prompt in complying with new regulations that have been introduced. The Company vehemently disagrees with the investigation initiated by the local Shijiazhuang government and is pursuing all available legal options. Fincera hopes the central government will also become aware of this situation and that the investigation will be fair and transparent in order to deliver justice to all Fincera employees and customers. The Company remains committed to serving its investors, individuals, and SMBs in China, and appreciates the support of all its stakeholders as it works toward a swift resolution in these matters.

About Fincera Inc.
Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative internet-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company works with a network of brokers in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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legislation or regulatory environments, requirements, policies or changes affecting the financial services industry in China, including in the Hebei province, where Fincera is currently headquartered;
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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation, including the current inquiries by the Hebei financial bureau;
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changes in government policy generally, both in China and in the U.S. at both national and local levels;
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continued compliance with government regulations and policies;
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the Company’s ability to obtain sufficient resources to continue providing access to capital for its customers;
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changing principles of generally accepted accounting principles;
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fluctuations in consumer demand;
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management of rapid growth;
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general economic conditions;
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fluctuations in sales of commercial vehicles in China;
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China’s overall economic conditions and local market economic conditions;
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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, the discontinuance of certain products and services, and the introduction of new products and services;
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the Company’s ability to successfully integrate acquisitions;
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credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;
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the results of future financing efforts; and
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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net